Exhibit 3.40
Novelis Switzerland SA
Sierre / Switzerland

Articles of Association
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I. General Provisions
§ 1	The Company is a Swiss stock company [Aktiengesellschaft] within the meaning of Art. 620 et seq. of the Swiss Code of Obligations [Obligationenrecht]. The Company’s registered name is Novelis Switzerland SA (Novelis Switzerland AG, Novelis Switzerland Ltd), and its registered offices are located in Sierre (Switzerland).

§ 2	[1] The Company’s purpose is the manufacture and processing of metal products, particularly from aluminum and aluminum alloys, and trading in such products.

[2] The Company may also acquire, encumber, administer and sell real estate and investments as well as intellectual property rights in Switzerland and abroad. It is authorized to establish branches and subsidiaries in Switzerland and abroad. Furthermore, it may conduct all other activities directly or indirectly associated with the specified purposes of the Company.

[3] The Company may provide direct or indirect financing to third parties, including direct or indirect shareholders of the Company or of companies in which such direct or indirect shareholders have an interest, whether through a loan or through the provision of securities or any kind, whether in return for a fee or not.

§ 3	The Company has been formed for an indefinite period of time.
II. Share Capital and Share Register
§ 4	[1] The Company’s share capital amounts to CHF 5,000,000, divided into 5,000 fully paid up registered shares, each having a par value of CHF 1,000.

[2] By order of the Management Board, share certificates comprising a specific number of shares may be created instead of individual share certificates.
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[3] The General Meeting is authorized to partition the shares into shares with smaller par values or to combine them into shares with larger par values. The General Meeting may convert registered shares into bearer shares and bearer shares into registered shares. For conversions into registered shares, the General Meeting may decide that the transferability thereof shall be restricted.

§ 5	[1] The Company shall maintain a share register in which the owners and beneficiaries of the registered shares are listed.

[2] On request, purchasers of registered shares shall be registered as shareholders with voting rights in the share register if they expressly declare that they have acquired these registered shares on their own behalf and for their own account. After having heard the registered shareholder, the Management Board may delete entries in the share register with retroactive effect to the date of the entries if these entries were made based on incorrect information. The affected party must be informed immediately of the deletion.
III. Organization of the Company
§ 6	The Company’s governing bodies are:
A.	The General Meeting

B.	The Management Board

C.	The Audit Committee
A. General Meeting
§ 5	[1] The Company’s supreme governing body is the General Meeting. It has the non-transferable powers described in Art. 698 par. 2 of the Swiss Code of Obligations.

[2] The General Meeting will be called by the Management Board, and if necessary by the Audit Committee or by the liquidators. The meeting place will be specified at the same time the General Meeting is called. The General Meeting may also be called by one or more shareholders who jointly represent at least ten percent of the share capital, in writing and specifying the agenda items and motions.
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[3] Regular or extraordinary General Meetings must be called at least 20 days prior to the day of the meeting via publication pursuant to § 4 and by providing notice of the agenda items, the motions of the Management Board and the motions of the shareholders who have called for a General Meeting (Art. 699 par. 3 of the Swiss Code of Obligations) or for the inclusion of an item on the agenda (§ 8 par. 6).

[4] Subject to the provisions regarding fully attended General Meetings pursuant to Art. 701 of the Swiss Code of Obligations, no resolutions may be passed regarding agenda items that are not properly announced, with the exception of motions to call an extraordinary General Meeting or to conduct a special audit.

[5] No prior announcement is required to propose motions regarding agenda items or for negotiations without passing a resolution.

§ 8	Every shareholder is entitled to participate in the General Meeting and in the voting. Each share entitles the shareholder to one vote. A shareholder may be represented by a co-shareholder or by a third party, who need not be a shareholder. The representative requires a special written proxy. The Management Board will decide on whether to recognize the proxy.

§ 9	The regular General Meeting will be held annually within six months after the end of the fiscal year. Extraordinary General Meetings will be called as needed.

§ 10	[1] The General Meeting will be chaired by the President of the Management Board or, in case of his absence or disability, by another member of the Management Board or by another chairman-du-jour elected by the General Meeting. The Chairman will designate the minute taker.

[2] The Management Board will make the necessary decisions for the determination of the voting rights.

§ 11	[1] The minutes of the General Meeting will be kept by a minute taker who will be appointed by the Management Board and who is not required to be a shareholder. The minutes will be signed by the Chairman of the General Meeting and by the minute taker.
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[2] The minutes will record the following:
1.	the number, type, par value and category of the shares that are represented by the shareholders, the governing bodies, the independent proxies, and the portfolio representatives;

2.	the resolutions and the election results;

3.	the requests for information and the answers provided in response;

4.	the statements made by shareholders for the record.
[3] The shareholders have the right to review the minutes.

§ 12	[1] Unless otherwise provided by law or by these Articles of Association, the General Meeting will pass resolutions and implement votes with an absolute majority of the represented share votes.

[2] The powers and organization of the General Meetings are otherwise governed by Articles 698 – 705 of the Swiss Code of Obligations.
B. Management Board
§ 13	[1] The Management Board shall consist of at least three members who must be shareholders. The members of the Management Board shall generally be elected by the General Meeting; each member of the Management Board shall be elected for a one-year term of office. The term of office of the members of the Management Board shall end upon the date of the next regular General Meeting, subject to early resignation or dismissal. Any new member will complete the term of office of the member he/she is replacing.

[2] The Management Board organizes itself. The Management Board will designate its President and the Secretary. The latter may be nominated ad hoc to keep the minutes of the Management Board meetings and need not be a member of the Management Board.

[3] Unless any organizational rules provide otherwise, in the event of a majority of members of the management board and other governing bodies of the Company, joint signature by two members is required.
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§ 14	The Management Board shall be convened by the President or one of his representatives as often as business requires. Upon the written request of a member specifying the reasons for same, the President shall convene a meeting of the Management Board without undue delay.

§ 15	[1] The Management Board will manage all of the Company’s business affairs, unless the law or these Articles of Association require them to be handled by the General Meeting.

[2] The Management Board has the following non-transferable and indefeasible duties:
1.	managing the Company and issuing the necessary instructions;

2.	determining the organization of the Company;

3.	organizing the accounting, financial controlling and financial planning, to the extent that these are necessary for managing the Company;

4.	appointing and dismissing the persons entrusted with the management of the Company and establishing their signatory power;

5.	supervising the persons entrusted with managing the Company, namely, with respect to compliance with laws, the articles of association, rules, and instructions;

6.	preparing the management report and scheduling the General Meeting and implementing the resolutions thereof; and

7.	informing the court in the event of over-indebtedness.
[3] The Management Board may assign the preparation and implementation of its resolutions or the monitoring of transactions to committees or individual members. It must provide for adequate reporting to its members.

§ 16	[1] The Management Board shall have a quorum if the absolute majority of its members are present. The Management Board shall pass its resolutions by the majority of votes cast.

[2] Resolutions may also be passed by way of written consent to a proposed motion, unless a member requests that oral deliberations be held.
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§ 17	[1] The Management Board may regulate its organization and the passing of resolutions by way of organizational regulations. The Chairman’s casting vote as per Art. 713 par. 1 of the Swiss Code of Obligations is waived.

[2] The Management Board may transfer the management of the Company in whole or in part to individual members or third parties in accordance with its organizational regulations. It may also transfer the representation of the Company to one or more members of the Management Board (Delegates) or to third parties who need not be shareholders (Directors). At least one member of the Management Board shall remain authorized to represent the Company. However, the non-transferable and indefeasible duties assigned to the Management Board shall, in any case, remain non-transferable and indefeasible.

The Management Board shall issue the necessary regulations.
C. Audit Committee
§ 18	[1] The General Meeting shall elect one or more individuals or legal entities to the Audit Committee for a term of one year. These persons or entities must meet the special professional requirements required by law and must be independent from the Company.

[2] The rights and obligations of the Audit Committee shall be governed by the relevant statutory provisions.
IV. Fiscal Year, Company Report, Distribution of Net Profit
§ 19	[1] The fiscal year will be determined by the Management Board.

[2] The Management Board will prepare a management report for every fiscal year, consisting of the annual financial statements (income statement, balance sheet, and notes) and the annual report.
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[3] The management report and the audit report must be made available to the shareholders for review at the Company’s registered office no later than twenty (20) days prior to the regular General Meeting.

§ 20	Subject to mandatory statutory provisions, the General Meeting is free to resolve upon the use of the Company’s net profit.
V. Dissolution and Liquidation
§ 21	[1] The dissolution and liquidation of the Company shall be governed by the respective statutory provisions.

[2] If a resolution is passed to dissolve the Company, the liquidation will be carried out by the Management Board if the General Meeting has waived the option to use a liquidator.

[3] The liquidation of the Company shall be carried out in accordance with Art. 742 et seq. of the Swiss Code of Obligations. The liquidator is authorized to sell assets, including real estate, even on the open market.

[4] Once the debts have been repaid, the remaining assets will be divided among the shareholders based on the amounts paid in.
VI. Notices and Announcements
§ 22	Company notices will be made in writing to the addresses of the shareholders and beneficiaries entered in the share register. Unless otherwise required by law, the Management Board may also issue notices through one-time publication in the Swiss Trade Bulletin [Schweizerische Handelsamtsblatt].

§ 23	The Company’s publication method is the Swiss Trade Bulletin.
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§ 24	Pursuant to the Spin-off Agreement [Spaltungsvertrag] between the Company and Alcan Aluminium Valais SA, in Sierre, dated November 30, 2004, in connection with the capital increase dated December 13, 2004 of Alcan Aluminium Valais SA, in Sierre, the Company shall assume the assets and liabilities on the spin-off balance sheet as of September 30, 2004. These assets and liabilities will be assumed at a value totaling CHF 12,000,002. In return, the Company will issue to its shareholders a total of 4,900 fully paid-up registered shares of the Company with a par value totaling CHF 4,900,000. The Company will allocate to the reserves the difference between the total par value of the issued shares and the net book value of the non-cash investment for a total amount of CHF 7,100,002.

Zurich, February 17, 2005